Exhibit 12.2

Consolidated Combined Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

The ratio of earnings to combined fixed charges and preferred stock dividend requirements is calculated by dividing (i) income from continuing operations before income tax expense and fixed charges by (ii) combined fixed charges and preferred stock dividend requirements. For purposes of computing these ratios, earnings consist of income from continuing operations before income tax expense plus fixed charges. Fixed charges consist of interest expense on deposits and borrowings, and one-third of rent expense, which approximates the estimated interest portion of rent expense. These ratios are presented both including and excluding interest on deposits. Fixed charges excluding interest on deposits consist of interest on borrowings and one-third of rent expense, which approximates the interest component of rent expense. Fixed charges including interest on deposits consist of the preceding items plus interest on deposits.

Years ended December 31 (in millions, except ratios)	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income tax expense	$467.1	$409.5	$390.5	$380.6	$347.6
Fixed charges including interest on deposits	220.5	172.6	153.9	135.5	132.3

Earnings including interest on deposits	687.6	582.1	544.4	516.1	479.9
Less interest on deposits	130.7	100.9	95.5	80.9	81.1

Earnings excluding interest on deposits	$556.9	$481.2	$448.9	$435.2	$398.8

Fixed charges:
Interest on deposits	$130.7	$100.9	$95.5	$80.9	$81.1
Interest on borrowings	71.2	54.2	41.3	37.8	34.7
Estimated interest component of rent expense	18.6	17.5	17.1	16.8	16.5

Fixed charges including interest on deposits	220.5	172.6	153.9	135.5	132.3
Preferred stock dividend requirements (1)	19.5	2.6	—	—	—

Combined fixed charges and preferred stock dividend requirements including interest on deposits	240.0	175.2	153.9	135.5	132.3
Less interest on deposits	130.7	100.9	95.5	80.9	81.1

Combined fixed charges and preferred stock dividend requirements excluding interest on deposits	$109.3	$74.3	$58.4	$54.6	$51.2

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	5.10x	6.48x	7.69x	7.97x	7.79x
Including interest on deposits	3.12x	3.37x	3.54x	3.81x	3.63x

(1)	The preferred stock dividend requirements represent the amount of pre-tax earnings required to cover the preferred stock dividend calculated based on the Company’s effective income tax rate for the period.